Nasdaq Regulation

Eun Ah Choi
Vice President
Listing Qualifications

By Electronic Mail

October 7, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 6, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Fat Projects Acquisition Corp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

**Units, each consisting of one Class A ordinary share and
one redeemable warrant**

Class A ordinary share, $0.0001 par value per share

**Redeemable warrants, each warrant exercisable for one Class A
ordinary share at an exercise price of $11.50 per share**

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi